August 26, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange Commission

Division	of Corporation Finance
100	F Street, NE
Washington,	D.C. 20549-5546

Attention:	Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc. Form 10-K for

the fiscal year ended July 3, 2004

Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005

File No. 000-27024

Filed February 9, 2005

Ladies and Gentlemen:

This letter is issued to provide additional clarification with respect to the telephonic discussion of August 9, 2005 among members of the SEC Staff, representatives of Nobel Learning Communities, Inc. (“NLCI”), NLCI’s auditor, BDO Seidman LLP, and NLCI’s counsel, Ballard Spahr, relating to NLCI’s letter to the Staff dated July 28, 2005.

We recognize this is a very long letter. The following are characteristics of NLCI we are conveying with this letter in support of the determinations NLCI has made regarding its operating segments and reporting units:

1.	This letter is forward looking and describes how current management views NLCI’s fiscal 2005 operations,

2.	NLCI operates a single type of business within a similar economic environment with similar economic characteristics,

3.	The improved flexible nature of the organization new management has implemented which facilitates the interchangeability of human resources,

4.	New management’s changes that are based on its previous proven multi-site business experiences to direct the culture to support this flexibility and the strength this change adds to the corporate fabric,

5.	Finally, how this combination of operating a single type of business with a culture of flexibility provides the platform for a robust and profitable business model as demonstrated by NLCI’s recent results.

Nobel Learning Communities, Inc. • 1615 West Chester Pike, Suite 200 • West Chester, PA 19382-6223

Phone 484-947-2000 • Fax 484-947-2003

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NLCI appreciates the time required to fully review the content of this letter and thanks the readers in advance for their commitment of this time.

As a result of points raised in the August 9, 2005 telephonic discussion NLCI was requested to provide the following:

1.	Additional support for conclusion that the CEO is the CODM;

2.	Business purpose for the changes in internal organization, in particular the movement of district FL1 to the North region;

3.	Three years of gross margin information for the three regions - North, South and West; and

4.	Three years of HLA gross margin information and additional support as to why HLA is not a separate operating segment.

Before responding to the Staff’s request, NLCI believes that it would be worthwhile to put the discussion in context. NLCI does not believe that it has clearly articulated the basis as to why it has concluded that private pay schools represent one operating segment for fiscal 2005. The written and oral communications with the Staff have primarily focused on technical issues. We do not believe there has been effective communication above the technical discussions to address the basic fact that since private pay schools which is one type of business with similar economic characteristics represent substantially all the operations of NLCI, there is no basis on which NLCI can logically determine that there are additional operating segments. In concluding this, we have followed the guidance of SFAS 131.

NLCI’s Board of Directors, CEO, COO, regional Vice Presidents and Executive Directors of NLCI all view the private pay schools as generic business and operating models. This is evidenced by, among other things, a significant number of Principal changes among and within schools, the movement of responsibility for schools from one Executive Director to another (expanding and contracting their span of control), the movement of Executive Directors from one Vice President’s span of control to another and the introduction in fiscal 2005 of the regional manager position to create career opportunities within the private school business. All of these have occurred, to varying degrees, within fiscal 2005 and are the hallmark of new management’s operating model and strategy of creating a consistent management approach when dealing with multiple locations of the same business. This is described in more detail in the following paragraphs. Each member of management is available to be interviewed and to attest to the forgoing at your request.

NLCI views and operates its private pay schools, districts and regions as fungible entities in similar physical plants. Discussed at length in other paragraphs below is 14 months of history (the 14 month period July 2004 through August 2005 is representative of fiscal 2005 and is the first fiscal period new management has had any substantial influence over the operations) of how NLCI has had constant and meaningful change in the development of its field management structure. How NLCI has moved schools and districts between districts and regions with the confidence that the skills required to run the entities exists at the level of the enterprise at which these assignments are made. NLCI is able to manage the enterprise successfully in this manner due to the single type of business activities and its similar qualitative and quantitative economic environment. Said differently, the positions identified on our organization chart and the lines and columns

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on our reports do not represent a different type of business activity with a different economic environment. The positions more appropriately would have been identified with a person’s name such as Kathy Willard for the North, because Kathy is known in the organization to manage certain districts and, as those districts change, we communicate the new alignment for Kathy throughout our company. The company views reassignments of districts or schools as a positive response to the strength of the individual’s performance. Management believes performance based rewards are a stronger motivational tool than seniority based rewards and as such is driving NLCI towards individual performance based rewards. Management believes that the organization is enhanced when such changes occur based on performance. Trust in management increases when pay and responsibility are rewards for individual performance. Similarly, at the district level, an Executive Director’s name would have been more appropriate than a district’s name, because the organization knows which schools report to each Executive Director and we communicate when schools are moved among Executive Directors. These reassignments again are based on their capacity to handle the work. The company understands this to be a positive response to the strength of the individual’s performance. It is important to keep in mind that at its root the enterprise is an assembly of homogeneous, generically run operations that are not a different type of business within different economic environments. This is the way management operates the enterprise and as such we believe that the only logical conclusion is that the same type of business exists below the private pay schools operating segment level.

Please note NLCI took to heart the following guidance from SFAS 131 in reaching the above determination as to whether or not operating segments could exist below the private pay schools operating segment:

•	Paragraph 3. The disclosure objective of SFAS 131 is to “provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a.	Better understand the enterprise’s performance

b.	Better assess its prospects for future net cash flows

c.	Make informed judgments about the enterprise as a whole.”

NLCI has determined that the private pay schools conduct only one type of business activity - that of selling education services in its schools to private paying customers. Additionally, NLCI determined that both the external economic factors affecting its business and the internal economic measurements used to assess performance are homogeneous and generic throughout the enterprise. The very fungible nature of its management, that is the ability to move individuals in different regions or districts around, adds additional support to the conclusion that NLCI truly is engaged in one type of business with one set of operating guidelines. Based on the fungible nature of its business in general, NLCI determined the segment information provided to its financial statement users is the best information to enable a user to understand the enterprise’s performance, assess future for net cash flows and make informed

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judgments about the enterprise as a whole. These facts and beliefs led NLCI to determine its one segment of business, private pay schools, is correctly identified as one operating segment. The discussions below will more fully describe support for the flexible nature of its management, and the like internal and external economic environments the enterprise operates within.

NLCI worked diligently to determine what information is relevant to a user’s understanding of NLCI’s financial results and prospects. NLCI as discussed below and above has had and will continue to have significant changes in the form of its reports and field management structure. To conclude from the form of either of these that NLCI operates a different type of business at some assumed reporting, geographic or organizational structure would entirely miss the fact that it operates one type of business. To conclude that long term external or internal economic environments are somehow different would miss the relevant criteria discussed in previous submissions and reiterated below. As discussed below, NLCI believes it meets the objective and basic principles of disclosure on disaggregated financial information and complies with the spirit of SFAS 131 by providing information about the different types of business activities in which NLCI engages when they exist and/or when different economic environments exist. NLCI has determined it has two operating segments 1) private pay schools and 2) management services provided to charter schools. NLCI believes this comports with the objectives, principles and spirit as well as the technical criteria and guidance of SFAS 131. An enterprise which operates in a single type business like NLCI best addresses a user’s need for more disclosure about the business with robust M,D&A discussion providing transparency about risks and trends in a business, rather than through a discussion about the fungible nature of its operations. NLCI is not concerned about the competitive harm it may incur as a result of disclosing additional disaggregated information. We believe the inclusion of disaggregated financial information that does not provide useful and meaningful insight into the enterprise would not be informative to the user. More importantly, NLCI constantly changes the arrangement of schools, districts, Executive Directors, Regional Managers and Vice Presidents. As a result basing operating segments on those artificial management levels, NLCI’s reporting to investors and regulatory bodies could fluctuate every year, which would generate confusion regarding the private pay school business.

CODM Determination

Following is discussion regarding NLCI’s determination that its CEO is its CODM. The CEO has two significant charges from the board of directors to be successful at profitably growing NLCI. The first is to develop the appropriate strategic direction for NLCI. The second is whether the right individuals are in place to successfully manage and grow

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NLCI. Strategic direction requires that the CEO with the advice of the board of directors allocate resources to the appropriate operating segments. In our case, this is would be to allocate resources to the private pay school segment or to invest in new segments outside of this core business. In order to accomplish the second charge, relating to personnel, the CEO working through the chain of command has access to many levels of information which is used to determine that the right individuals are in place to accomplish successful growth.

•	Paragraph 10 b. “Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”

NLCI’s CODM receives a wide variety of information from formal delivery of reports to informal discussions, to review weekly and monthly operating metrics and economics of the business. This information is used to make decisions about resource allocation at the operating segment level. The information whether detailed or summarized does not dictate the manner in which NLCI and its CODM manage its business. This is due to the fungible nature of its operations and the manner in which material strategic or tactical decisions are made by the CODM. The CODM decides the overall allocation of resources to the two operating segments, and then he relies on his chain of command to determine where to best place resources in the segments.

•	Paragraph 12. “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker is its chief executive officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents and others.”

NLCI considered whether the CODM function may be performed by a group. NLCI reviewed how it operates its business, how decisions are made and determined that the chief operating decision maker function is completely embodied in its CEO. The CEO is the sole arbiter of resource allocation to the private pay school operating segment as a whole (not at a detailed level) and as one type of business enterprise operating within the same economic environment.

•	Paragraph 13. “For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”

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NLCI’s CODM as presented previously and discussed further below has used a variety of data points on the private pay segment. NLCI believes that the information the CODM gathers adds to the understanding of the different nuances that exist in NLCI’s operations but does not indicate that the operations are different types of business. NLCI has previously presented (in consideration of aggregation criteria paragraph 17 SFAS 131) criteria why its business units in the private pay segment constitute the same business activities:

a.	Each has similar economic characteristics

b.	Each provides educational services in all of our schools

c.	Each delivers curriculum based education to customers

d.	Each has customers who are pre-school and school age children and their parents

e.	Each provides our services through schools

f.	Each has operations that are subject to similar state and local regulations and licensing requirements.

In addition, NLCI looks to the existence of responsible managers below the CODM. These are the COO as private pay schools operating segment management and the CFO as segment management for the charter school management services segment. This provides additional support that the CEO is CODM for NLCI.

Finally the information presented to the Board of Directors is at the total Company level (which is dominated by the private pay school business).

•	Paragraph 14. “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

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NLCI determined management for each segment exists separately below the CEO. NLCI believes it has previously addressed this paragraph and reiterates its conclusion that the CEO is the CODM with segment management existing discretely in subordinated layers below.

a.	The chief operating officer (COO) as segment management is directly accountable and reports directly to the CEO for the private pay schools operating segment.

b.	The chief financial officer (CFO) as segment management is directly accountable and reports directly to the CEO for the management services for non-NLCI operated charter schools operating segment

NLCI considered whether segment management was more than the specifically identified managers above and concluded these individuals embodied the respective segment management function. The CODM is not segment management for either operating segment.

NLCI in determining its CODM is its CEO, considered the fact that private pay schools and charter schools, its two operating segments, are the level at which the operating results are regularly reviewed. The reports furnished with the July 28 letter are examples of some of the information the CODM receives. This information along with informal weekly and monthly discussions with his subordinates, the CFO and COO provide the CEO with the data necessary to determine the required resources to allocate to the operating segments. Global, but not detailed, decisions on resource allocation are made solely by the CEO as a result of this information and discussion. The CEO is the ultimate decision maker, in regards to global decisions of strategic and high tactical importance. NLCI does not operate with a committee to make this level of decisions.

As with most relatively small organizations, NLCI has limited resources to allocate. In the case of NLCI this has been exacerbated by the difficult financial condition NLCI experienced in prior years. NLCI was in workout with its senior lender during all of fiscal 2003 and the first eight months of fiscal 2004. During that time the then CEO and the CEO’s direct subordinates were replaced by NLCI’s board of directors. This resulted in the new CEO taking control and shaping of the company wide strategic activities, in a form new management believes had not previously been done at NLCI. This led to the organization and management style existing and evolving in NLCI today.

Management believes the following examples of CODM decisions for fiscal 2005 demonstrate the CEO providing the type of strategic and tactical guidance contemplated in the guidance and spirit of SFAS 131 as it pertains to resource allocation to its operating segments:

•	withholding capital spending from the development of new schools to focus the private pay operating segment on growing business within existing capacity and not being distracted by opening schools (the caveat here is that NLCI was contractually bound by prior management to open two schools in fiscal 2005 which required $520,000 in capital expenditures for which construction had started prior to the decision to hold back further),

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•	focusing the private pay schools segment to invest $1,000,000 in curriculum for the private pay schools segment after years of no investment by prior management,

•	$600,000 investment in new information technology system that will be implemented in the private pay schools segment,

•	authorization of the additional $2,800,000 for capital spending in the 2005 plan (discussed further below) to support the private pay schools segment,

•	as the fiscal year began to unfold and business performance did not support the level of capital expenditure in the plan and it appeared NLCI might not successfully maintain its bank covenants without a slow down in capital spending the CEO determined it was in NLCI’s best interest to reduce capital spending until it demonstrated the required improved performance,

•	as the fiscal year progressed and improvement was shown in third quarter performance the CEO determined to permit capital spending to move up through planned levels for the fourth quarter.

As further evidence of how the CEO operates as CODM, the allocation of $2,800,000 in capital spending when spread among 150 schools results in approximately $19,000 per school. These funds were primarily designated for replacement activities. The determination of how this funding was to be spread among individual schools was determined by school operations led by the COO, who reports to the CEO as segment manager, and her chain of command.

NLCI believes this demonstrates the CODM makes decisions at the appropriate level to allocate resources to NLCI’s operating segments. Additionally, NLCI believes this demonstrates the CODM does not make decisions about routine items required to keep schools in operation and appropriately uses the chain of command and its inherent span of control to accomplish this.

Changes in Organization and Span of Control with Private Pay Schools

In the materials submitted to the Staff the organization was described in a different form for periods prior to fiscal 2005. NLCI believes this was correct based on the way current management understands the manner in which the business was previously managed. New management believes the prior CEO did not fully understand the way in which a multi site business, comprised of cookie cutter operations in one type of business, could most effectively be managed. As such, discussion of prior fiscal periods in NLCI’s submissions to the Staff attempted to describe the way the prior management operated. Management believes the prior CEO, without understanding that its business model was that of identically operated schools, managed the business at a more granular level. Management believes this may be the reason prior management determined it had a lower level of operating segments and reporting units.

This letter is forward looking and describes how current management views NLCI’s operations.

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In the last telephonic discussion the staff questioned the business purpose for the move of FL1 to Kathy Willard’s region. That support follows.

Much of the following has been discussed earlier in this letter and is reiterated here in somewhat different form due to the critical need to make certain that the reader understands how the NLCI business has recently changed, the manner in which it is operated and the direction in which new management has driven this change.

In order to provide business purpose support for the movement of FL1 from directly reporting to Patty Miller, COO to the reporting to DVP Kathy Willard in fiscal 2005 it is important to understand the environment in which NLCI operates its business. NLCI school operating management views its manager resources as a interchangeable resources. NLCI is able to reallocate these resources as is often warranted by changing business conditions. This change in the nature in which management operated was facilitated during fiscal 2005 by the changes in NLCI’s entire senior management. This resulted in changes at all levels of management for a variety of reasons including missteps by previous management, the lack of appropriate span of control and the inability or lack of vision necessary to make adjustments in the organization as conditions changed. Some of the conditions requiring change occurred in fiscal 2005 and required the reorganization discussed above in order to continue to develop a profitable and robust enterprise operating model. Many of these changes, due to the rapid nature under which they occurred, did not result in changes to internal reports which an outside observer may deem important. This is because;

a)	at the level of information NLCI has available it is possible to create any permutation of its operations from the available information,

b)	the fact that NLCI at its size is not large enough to support a full time report generation department and therefore no practical way exists to produce such reports and,

c)	operations management is skilled at using the information available to manage in any form to which the operations structure has evolved and therefore additional report generation is not necessary.

Management believes, like most successful organizations, it is a requirement for management to continually evaluate NLCI’s strengths and weaknesses and seek to optimize its organization. Management also believes most organizations attempt to maximize profits by making changes in their organization and reporting structure as conditions warrant. Typical reasons for change in structure include new management in an organization working to bring its style and culture to improve profits, unpredicted resignations from an organization that present opportunities to less experienced individuals who are identified by management as individuals of promise based on individual achievement, and terminations as a result of performance related issues.

NLCI’s management always seeks to build a profitable and robust organization. The organizations ability to be flexible and react quickly can make the difference between success and failure. The rapid changes in structure have provided NLCI with improvement opportunities. This change has occurred as a result of both self selected resignations and forced terminations required to get the ship righted. Management is required to act when such conditions occur.

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Following is a chronology of changes to NLCI’s private pay schools organization as it reports to the COO during fiscal 2005:

•	June 2004 NLCI had three regional vice presidents - one each for the North, South and West and a director of HLA reporting to the COO for private pay schools.

•	July 2004 the South region vice president resigned.

•	July 2004;

•	Two regional vice presidents North and West

•	A director for HLA

•	Five executive directors and one director for the South reporting to the COO

•	August 2004;

•	Two regional vice presidents North and West

•	A director for HLA

•	Four executive directors and one director for the South reporting to the COO

•	District FL1 was moved to report to the regional vice president North

•	October 2004;

•	Two regional vice presidents North and West

•	A director for HLA

•	Three executive directors for the South reporting to the COO –

•	One director resigned and the two schools the director operated (located in Florida) were folded into FL1 reporting to the regional vice president North and,

•	a second executive director was terminated and the schools were added to an existing executive director’s responsibility

•	December 2004;

•	Two regional vice presidents North and West

•	One district in the West is eliminated, CA4, and the seven schools were redistributed to CA3 and CA5

•	A director for HLA

•	Three executive directors for the South reporting to the COO

•	May 2005;

•	Two regional vice presidents North and West

•	The director for HLA is assigned to report to the director of operations who reports to the COO

•	South

•	One executive director running two districts is promoted to a new position, regional manager, and now has two executive directors (districts) and four schools as direct reports (not a new district for reporting purposes as this is temporary)

•	The COO direct reports are now two VP’s, the director of operations, one regional manager and one executive director

•	July 2005;

•	Two regional vice presidents North and West

•	A director of operations to which the director of HLA reports

•	One regional manager - South

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•	One executive director – South, who splits one of the two districts she was managing off to a new hire executive director who reports directly to the executive director

The above chronology details eight changes in management structure, nine schools relocating between districts, one district eliminated and one district moved from reporting to the COO to reporting to the regional vice president North.

Thus over the course of this period, mostly fiscal 2005, NLCI had between:

•	Two and three region vice presidents

•	Zero and one regional managers

•	15 and 17 executive directors

•	Zero and one director

The fact that NLCI strengthened operations over this period supports the conclusion that NLCI operates one type business in a cookie cutter like fashion. NLCI can successfully make these changes and improve performance because it operates in this one type business environment. This fact facilitates NLCI’s ability to make the number of changes it did with a high level of frequency during fiscal 2005. This ability to effect change in the organization points to the effectiveness of management’s continued evolution to develop a form of corporate “rapid deployment force”. It is a respected and proven management style that gets results. This management style has enabled NLCI to preserve performance during adverse business conditions. The flexibility provides additional corroboration that NLCI operates a single business model with similar operating and economic characteristics.

Three Years Gross Margin for the North, South and West Regions

Based on the following gross margin information for the regions along with other qualitative economic and operating criteria discussed in previous letters NLCI maintains its determination that the regions operate in a similar long term economic environment.

This table is presented to support aggregation of reporting units under SFAS 142 of these components one level below the private pay operating segment.

FL1 is included in North in all years presented to provide comparability.

	Gross Margin
	2005	2004	2003
North	11%	12%	11%
South	14%	14%	12%
West	15%	13%	14%

Total	13%	13%	13%

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Hypothetical discussion of reporting units and aggregation at the district level

If each region were an operating segment, then the Staff might ask whether reporting units exist at the district level. The following table and discussion on district gross margin is presented to facilitate that discussion.

	Gross Margin
Description	Combined three years	2005	2004	2003
PA-1	7%	6%	8%	8%
PA-2	15%	16%	14%	16%
NJ-1	10%	9%	10%	11%
IL-1	20%	19%	19%	21%
IL-2	9%	9%	12%	5%
FL-1	12%	12%	11%	13%

North-Total	11%	11%	12%	11%

VA-1	23%	23%	23%	22%
VA-2	22%	23%	23%	21%
NC-1	13%	14%	13%	11%
NC-2	-1%	1%	0%	-2%
NC-3	-11%	-13%	-12%	-7%

South-Total	13%	14%	14%	12%

CA-1	19%	17%	18%	21%
CA-3	15%	17%	14%	15%
CA-5	18%	19%	18%	17%
WA-1	9%	12%	8%	8%
NV-1	8%	9%	7%	7%

West-Total	14%	15%	13%	14%

North/South/West Total	13%	13%	13%	13%

To provide comparability the table includes each school in the district where it was at the end of fiscal 2005.

The variability of margin in the above table directly relates to individual managers strengths. Attributes of strong, successful managers include: 1) the ability to manage student and parent conflicts to reduce or eliminate student attrition; 2) ability to manage staff appropriately and efficiently and 3) ability to manage variable cost structure efficiently. New management has been working with a consulting firm to better understand what makes a good school good and one discovery that came out of this analysis was that individual school profitability is directly correlated to the longevity of a principal (the local manager). This supports management’s flexible design of the organization that to improve overall performance NLCI needs to be able to move people around to improve weaker performance.

The disparate gross margin results come from specific unit management deficiencies and are not a result of operating a different type of business. All qualitative criteria remain identical, the districts operate the similar size schools with the same level and quality of teachers, curriculum, private pay, etc. Quantitatively, all locations should ultimately produce similar long-term gross margins. NLCI is striving to accomplish this.

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Some basic understanding of unit dynamics will facilitate the discussion. Schools operate with a high fixed cost base. The two most significant costs are real estate and wages. Real estate is a fixed cost and as such is leveraged based on enrollments. Wages are semi-variable (more of a step function) and dependent on enrollments and staffing ratios. With this as a backdrop you now can understand how it is possible that small changes in enrollment cause significant changes in gross margin, particularly as a location begins to move past break even. There is much similarity to the airline business where lease, fuel and wage costs are relatively fixed and each incremental passenger can provide the opportunity for greater additional margin contribution. In the airline business each plane or flight may have a different gross margins but management works to make these the same over time. The school business is essentially the same.

This means that it is possible to operate the identical business in each location and arrive at a different level of gross margin. This is the root cause for the gross margin spread shown in the table above.

NLCI seeks to move all districts to higher gross margins, which can generally be accomplished with higher enrollments. Why are some districts better at this than others? Salesmanship - the ability to close sales. This is not a skill previous management sought to cultivate or produced training to support. As a result, you see the disparities that exist today. New management has started the sales training process which over time will result in improved margins for the lowest districts on the chart. As necessary, and as conditions permit, new personnel will be brought in to the business to improve this behavior.

The future gross margins can migrate closer together on future enrollment increases. One of the fundamental characteristics of this business is the lead time for changing behavior. School years begin generally in August or September based on significant January through May enrollment efforts. Once the enrollment efforts are complete the basis for the outcome of the school year is largely formed. This is different than other businesses that have more short term seasonality and makes the time it takes to effect change proportionally longer. The school business is a relationship business that is formed over years.

Keep in mind new management first had an opportunity to impact the fiscal 2006 school year, which is just now beginning. The fiscal 2005 year was largely “set” by the January through May 2004 enrollment efforts which occurred as new management came on board and began to understand the business and how NLCI operated.

In NC3 gross margins have been impacted by specific enrollment reducing events. One school has suffered from the lack of delivery on key school improvements, a gym and upgraded computer hardware. As a result of the lack of delivery of these improvements the school lost approximately 30% of its enrollment from 2004 to 2005 school years. These improvements have now been implemented, but it will take several school years to improve the enrollments at that location. Another location in NC3 lost approximately 50% of its enrollment when in 2003 a principal left to join a local competitor and took half of that school’s population to her new location and employer. There are additional specific cases of missteps like this that it will take the school and the district several school seasons (years) for enrollments to recover. These were events beyond new management’s control. To summarize, the low gross margins in NC3 do not reflect any

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inherent difference in the economic characteristics of schools in that area. Rather, the low margins reflect a combination of poor execution and unforeseen events, all of which we are seeking to correct over the relative near term.

As NLCI has previously demonstrated by the school closings it undertook in fiscal 2003 and 2004, ultimately if a location cannot attract enough enrollments then the school may be closed to stem the losses to NLCI as a whole. This will lift the total district margin moving it to look more closely like its peers. This decision is difficult given the relatively long term nature of its real estate leases. Over time as NLCI evaluates the performance of schools a decision to close an underperforming location may be made. Management needs to balance the length of the real estate lease commitment with the projected underperformance to determine if it is a more beneficial outcome to stay open and lose less money or close and lose more.

As NLCI looks to grow its business in the future through either acquisitions or opening new locations on its own, it will be on the basis of analysis that leads to the conclusion that the locations will eventually provide margins more consistent with the higher end of the spread you see in the list above. The style of a successful business at this stage of growth is to continue to do the same thing over and over if that thing is successful.

The question that comes to mind is do segments exist because they were designed to be different types of businesses at the start of an enterprises’ venture into that operation or do they evolve over time because a cookie cutter like operated business has some operations that migrate away from the core operating gross margins based on poor local leadership, temporary missteps, unforeseen events out of managements control or a weak local economic cycle? The answer based on the objective of SFAS 131 paragraph 3 is that segments exist for different types of businesses. So what starts out as the same type of business from a gross margin (and all other relevant criteria) viewpoint and which at that point in time is viewed as one operating segment does not later suddenly change the basic characteristics that made the business the same type to begin with. You do not later have a different type of business due to events beyond managements’ control that cause the operation to move away from the core operating gross margins. Segments exist for different types of businesses that are expected to be economically different for the long haul, not the same type of business that has different gross margins based on unforeseen or unplanned events at one point in time.

NLCI will continue to move schools, districts and regions around or develop different reporting structures and hence different reports as conditions warrant. As stronger managers emerge they will be given greater responsibility. None of these moves indicate NLCI has changed its business or developed a “new” type of business, only that it is performing like prudent management does and taking advantage of the best structure it can determine. NLCI will also do this because it operates the same type of business which permits this type of interchangeability.

Growth will be one condition that warrants this kind of change. Does the sheer fact that a business grows mean it has a different type of business and therefore a new business segment? Clearly not, when the growth comes from the same existing type of business. For example when a school or two or three are added to a district they will, during the early years, pull down the district’s gross margin until enrollment targets are reached. This may take two to four years or more, does that make the district a different segment?

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Of course not, the new school is doing exactly what all the schools that opened years earlier did. The new school is not a different business, only at a different stage in its life cycle.

Last, the discussion as to why it is appropriate to consider the goodwill NLCI acquired as most correctly evaluated for impairment at the highest level. NLCI made acquisitions with the mindset that it was building a larger business of the same type. Not that it was acquiring different types of businesses in different industries with different cash flows. As such the ability to get bigger while doing the same thing would eventually play out as a significant leverage driver (economies of scale). Corporate overhead, curriculum and technology improvements are to be leveraged over a greater number of units and therefore drive total enterprise profitability and value higher. This fundamental fact has not changed and therefore the only conclusion one can logically reach is that goodwill should be valued at the highest level when an enterprise operates a single type of business. All locations contribute to the enterprise’s ability to achieve greater value when it operates the same type of business.

Treating each district as a reporting unit also would create a practical difficulty. When schools move from district to district, it would be necessary to reallocate goodwill between districts. Such reallocations would be inherently somewhat arbitrary and could provide different results from one fiscal period to the next. NLCI would out of necessity need to perform its impairment test on the district in which the schools ended regardless of how many moves occurred during the course of the year. This lack of consistency could provide unintended results under the impairment testing guidelines.

Based on the above NLCI believes it would be correct under the guidance of SFAS 142 to aggregate these districts into the single respective operating segment and reporting unit.

HLA Gross Margin and Additional Operating Segment Discussion

NLCI determined HLA is not a separate operating segment as its differences are not significant enough based on previous qualitative discussions including HLA distributes its curriculum in the same fashion as the other regions, it is in a live (face to face) classroom teaching environment and all other qualitative aggregation criteria under paragraph 17 of SFAS 131 are identical. NLCI considered whether the significant gross margin difference between HLA and the other regions represents a different economic characteristic.

The two basic reasons for the higher margins are: (1) significantly lower occupancy costs and (2) lower staffing costs. This is a result of being able to operate under much shorter lease lives (2-5 years vs. 10-20 years in our other schools) in lease facilities that can be configured to accommodate more students per square foot. Also the higher student to teacher staffing ratio at which this business operates results in better margins. HLA conforms in every other criteria to the business as a whole.

	Gross Margin
	2005	2004	2003
HLA	31%	35%	36%

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After determining HLA is the same type of business as the rest of our schools we also considered its size relative to total company operations. The following table shows the relative size of HLA over the last three fiscal years:

	HLA Percent of Total Company Revenue
	2005	2004	2003
Revenue	1.8%	1.8%	1.9%
Gross Margin	4.2%	6.1%	6.5%

NLCI acknowledges that HLA is a small part of its business. As evidenced by the gross margin information above it has been declining in significance as part of NLCI’s total business. NLCI does not have plans to expand this business and is not in the process of replicating it elsewhere. NLCI is evaluating the future of HLA based on these trends. NLCI does not believe it is beneficial to disaggregate HLA since other than the identified costs it is similar in all other criteria.

In summary NLCI believes it has correctly determined the HLA component is properly aggregated to the single reporting unit level for private pay schools.

We believe this letter provides the additional information the Staff requested and along with the information provided with our July 14, 2005 and July 28, 2005 letters supports NLCI’s determination that it properly determined its operating segments and reporting units in accordance with the applicable guidance. If the Staff believes additional discussion on this matter is required, we believe a face to face meeting would be the most efficient manner to conclude this process. We appreciate the Staff’s consideration of this matter for a timely response so that we can meet our filing deadline for our fiscal 2005 10-K.

Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901. Thank you.

Sincerely,

Nobel Learning Communities, Inc.

/s/ Thomas Frank
Thomas Frank
Chief Financial Officer

cc:	Adam Washecka
Richard P. Jaffe
Lawrence Shapiro
George Mark

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